UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number  1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

The registrant’s news releases filed with this Form 6-K as Exhibit 99.1 and Exhibit 99.2, are incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form S-8 (Registration Nos. 333-12610, 333-13072, 333-91102, 333-114951, 333-129430 and 333-157326) and on Form F-3 (Registration No. 333-159176), by the registrant and John Hancock Variable Life Insurance Company on Form F-3 (Registration Nos. 333-155653 and 333-155652, respectively) and by the registrant and John Hancock Life Insurance Company on Form F-3 (Registration Nos. 333-155649-01 and 333-155649, respectively) and by the registrant and John Hancock Life Insurance Company (USA) on Form F-3 (Registration Nos. 333-159101-01 and 333-159101, respectively) and by the registrant and John Hancock Life Insurance Company of New York (Registration Nos. 333-159100-01 and 333-159100, respectively).  Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in the above registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit
99.1	News Release dated June 19, 2009 announcing appointment of Michael Bell as CFO
99.2	News Release dated June 19, 2009 disclosing OSC notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By: /s/ Richard Lococo
Name: Richard Lococo
Title: Senior Vice President and Deputy General Counsel
Date: June 19, 2009

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated June 19, 2009 announcing appointment of Michael Bell as CFO
99.2	News Release dated June 19, 2009 disclosing OSC notice